As filed with the Securities and Exchange Commission on May 25, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
Registration Statement Under The
Securities Act of 1933

INTER PARFUMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3275609
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

551 Fifth Avenue
New York, New York 10167
212.983.2640
(Address of Principal Executive Offices)

Options Granted Pursuant to Agreements
(Full Title of the Plan)

Russell Greenberg, Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10167
212.983.2640
(Name and Address of Agent For Service)

Copy to:
Joseph A. Caccamo, Esq.
Becker & Poliakoff, P.A.
3111 Stirling Road
Ft. Lauderdale, Florida 33312

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CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	137,913 shares	$8.025	$589,759.75	$74.72

  The proposed maximum offering price per share ranges from approximately $2.556 to $8.025.
  Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers additional securities that may become issuable in accordance with the anti-dilution provisions applicable to the options exercisable for the common stock registered hereunder.
  Shares registered hereunder are, or may become, issuable in connection with the exercise of options granted under the registrant's stock option plans.
  Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(h), based on the exercise price of the options.

EXPLANATORY NOTE

        We have prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933 to register shares of common stock issuable on exercise of stock options granted under our employee stock option plans and our non-employee director stock option plans. Our common stock is traded on the Nasdaq National Market.

        This registration statement on Form S-8 also includes a prospectus prepared in accordance with Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reoffers and resales on a continuous or delayed basis in the future of up to an aggregate of 77,250 shares issuable on exercise of options that may constitute "control securities."

REOFFER PROSPECTUS

INTER PARFUMS, INC.

137,913 shares of common stock

To Be Issued Pursuant to
Outstanding Non-qualified Stock Options Under Our
Employee Stock Option Plans
and Our
Non Employee Director Stock Option Plans

        This prospectus relates to an aggregate of 137,913 shares of our common stock that may be issued to the selling security holders upon the exercise of outstanding non-qualified stock options previously granted to these individuals at exercise prices ranging from approximately $2.556 to approximately $8.025 per share. All selling security holders listed in this prospectus are our officers, directors or employees.

        The selling security holders may sell all or a portion of the shares of our common stock from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices. We will not receive any proceeds from sales by selling security holders, except upon exercise of the options.

        Our common stock trades on the Nasdaq National Market under the symbol "IPAR." On May 24, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $23.17 per share.

        Investing in our common stock involves a high degree risk. For more information, please see "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is May 25, 2004.

TABLE OF CONTENTS

        You should only rely on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any broker or dealer or anyone else to provide you with different information. Our common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "should," "could," "may," "intend," "expect," "plan," "predict," "potential," or "continue" or similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors". These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

        Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "Inter Parfums" refer to Inter Parfums, Inc., a Delaware corporation.

THE COMPANY

        We are Inter Parfums, Inc., a world-wide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass market products.

        Our worldwide headquarters and the office of our two (2), wholly-owned, New York limited liability companies, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two (2) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

        Our common stock is listed on The Nasdaq Stock Market (National Market System) and its trading symbol is "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

        We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. Information contained in our website, other than reports filed with the SEC, is not a part of this prospectus. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

OUR BUSINESS

        We operate in the fragrance and cosmetic industry, specializing in prestige perfumes, mass market perfumes, cosmetics and health and beauty aids:

  Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume or cosmetic line consistent with world market trends.
  Mass market products - We design, market and distribute inexpensive fragrances and personal care products including alternative designer fragrances, mass market cosmetics and health and beauty aids.

        In April 2004, our French subsidiary, Inter Parfums, S.A. acquired a 64% interest in Nickel S.A. for approximately $5.6 million in cash. The purchase agreement contains a provision for a follow-on cash infusion by Inter Parfums, S.A. of approximately $3.7 million, which would bring Inter Parfums, S.A.'s ownership to 74%. In addition, minority shareholders have the right to sell their remaining interest in Nickel S.A. to Inter Parfums, S.A. from January 2007 through June 2007. The purchase price will be based upon a formula applied to Nickel S.A.'s sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel S.A.

SELECTED FINANCIAL DATA

        The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

Years Ended December 31
(In Thousands Except Share and Per Share Data)

	2003	2002	2001	2000	1999
Income Statement Data:
Net Sales	$185,589	$130,352	$112,233	$101,582	$87,140
Cost of Sales	93,024	69,760	57,887	51,873	45,325
Selling, General and Administrative	66,572	43,072	39,624	37,509	31,965
Income Before Taxes and Minority Interest	26,632	17,581	15,456	13,539	9,868
Net Income	13,837	9,405	8,119	6,5891	4,828
Net Income per Share[2]: Basic Diluted	$ .73 $ .69	$ .50 $ .47	$ .46 $ .41	$ .37 $ .34	$ .28 $ .26
Average Common Shares Outstanding[2]: Basic Diluted	19,032,460 20,116,433	18,776,988 19,948,305	17,834,945 19,935,534	17,590,106 19,500,648	17,081,828 18,232,839

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1 Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.

2 Adjusted for 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.

As at December 31

(In Thousands)

	2003	2002	2001	2000	1999
Balance Sheet Data:
Working Capital	$115,970	$83,828	$68,204	$57,688	$53,390
Total Assets	194,001	129,370	102,539	94,571	87,223
Long-Term Debt	-0-	-0-	1,366	1,417	1,531
Shareholders' Equity	104,916	80,916	65,091	55,061	52,361

RISK FACTORS

        You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We Are Dependent Upon Burberry for a Significant Portion of Our Sales, and the Loss of or Failure to Renew this License Will Have a Material Adverse Effect on Us.

        Burberry is our leading prestige brand name, as net sales of Burberry products accounted for 55.6%, 40.6% and 40.8% of consolidated net sales for the years ended December 31, 2003, 2002 and 2001, respectively. We are operating under the terms of an exclusive worldwide license agreement entered into in 1993. In February 2000 we extended the license agreement until December 31, 2006, and in 2001 we expanded the license to include baby fragrance and toiletry products.

        We have had several discussions with Burberry relating to a long term extension of this license. We believe it is important to have this long term relationship with Burberry at this time, because product development and marketing strategies, including planning for product launches can, and often do, extend over several years. Although we believe that this license will be extended, it has not been extended at this time, and Burberry may not agree to an extension as quickly as we would like, or they may not agree to extend the license. Further, we believe that the terms of this license will change if an extension is granted, and certain terms will not be on terms as favorable as the current terms. Just as the loss of this license would have a material adverse effect on us, a renewal on less favorable terms may also negatively impact us.

The Success of Our Products Is Dependent on Public Taste.

        Although we believe we have the ability and experience to recognize valuable fragrances and cosmetic products and gauge trends in the cosmetic and fragrance market, our revenues are substantially dependent on the success of our products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which we have little, if any, control. In addition, we have to develop successful marketing, promotional and sales programs in order to sell our fragrances and cosmetics. If we are not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Messrs. Jean Madar and Philippe Benacin, and the loss of their services could harm our business.

        Jean Madar, our Chief Executive Officer, and Philippe Benacin, our President, are responsible for day-to-day operations as well as major decisions. Termination of their relationships with us, whether through death, incapacity or otherwise, could have a material adverse effect on our operations, and we cannot assure you that qualified replacements can be found. We maintain key man insurance on the lives of both Mr. Madar ($1 million) and Mr. Benacin (3.0 million Euro), however, we cannot assure you that we would be able to retain suitable replacements for either Mr. Madar or Mr. Benacin.

We are subject to extreme competition in both the prestige and mass markets.

        The market for fragrances and beauty related products is highly competitive and sensitive to changing market preferences and demands. Many of these companies have substantial financial resources and national marketing campaigns.

        The prestige fragrance and cosmetic industry is highly concentrated around certain major players with resources far greater than ours. We compete with an original strategy-- regular and methodical development of quality products for a growing portfolio of internationally renowned brand names.

        Mass market fragrances are characterized by competition primarily based upon price. We feel the quality of our fragrance products, competitive pricing, and our ability to quickly and efficiently develop and distribute new products, will enable us to continue to effectively compete with these companies.

        The market for name brand and mass market color cosmetics, as well as health and beauty aids, is highly competitive, with several major cosmetic companies marketing similar products. However, we believe that brand recognition of the Aziza and Intimate brand names, together with the quality and competitive pricing of our products, enables us to compete with these companies in the mass market.

        We cannot assure you that sufficient demand for our existing fragrances, cosmetics and health and beauty aids will continue or that we will develop future products that will withstand competition.

Our reliance on third party manufacturers could have a material adverse effect on us.

        We rely on outside sources to manufacture our fragrances and cosmetics. The failure of such third party manufacturers to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. Although we believe there are alternate manufactures available to supply our requirements, we cannot assure you that current or alternative sources will be able to supply all of our demands on a timely basis. We do not intend to develop our own manufacturing capacity. As these are third parties over which we have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

The international character of our business renders us subject to fluctuation in foreign currency exchange rates and international trade tariffs, barriers and other restrictions.

        Approximately 27% of our Paris subsidiary's net sales are sold in US dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Despite such actions, fluctuations in foreign currency exchange rates for the U.S. dollar, particularly with respect to the Euro, could have a material adverse effect on our operating results. Possible import, export, tariff and other trade barriers, which could be imposed by the United States, France, Canada or other countries might also have a material adverse effect on our business.

Our business is subject to governmental regulation, which could impact our operations.

        Fragrances and other cosmetics must comply with the labeling requirements of the Federal Food, Drug and Cosmetics Act as well as the Fair Packaging and Labeling Act and their regulations. Some of our color cosmetic products may also be classified as a "drug". Additional regulatory requirements for products which are "drugs" include additional labeling requirements, registration of the manufacturer and the semi-annual update of a drug list.

        Our fragrances are subject to the approval of the Bureau of Alcohol, Tobacco and Firearms as a result of the use of specially denatured alcohol. So far we have not experienced any difficulties in obtaining the required approvals.

        However, we cannot assure you that, should we develop or market fragrances and cosmetics with different ingredients, or should existing regulations be revised, we would not in the future experience difficulty in obtaining such approvals.

We may become subject to possible liability for improper comparative advertising or "Trade Dress."

        Brand name manufacturers and sellers of brand name products may make claims of improper comparative advertising or trade dress (packaging) with respect to the likelihood of confusion between some of our mass market fragrances, cosmetics and health and beauty aids, and those of brand name manufacturers and sellers. They may seek damages for loss of business or injunctive relief to seek to have the use of the improper comparative advertising or trade dress halted. However, we believe that our displays and packaging constitute fair competitive advertising and are not likely to cause confusion between our products and others. Further, we have not experienced to any material degree, any of such problems to date.

USE OF PROCEEDS

        We will not receive any of the proceeds of the sale by the selling security holders of the shares of common stock covered by this prospectus. We will only receive proceeds from the exercise of the options, and we will use such funds for working capital purposes.

SELLING SECURITY HOLDERS

        This prospectus relates to periodic offers and sales of up to 137,913 shares of our common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. All selling security holders are either our officers, directors or employees and these options were granted to these individuals as compensation. The following table sets forth, the name of each selling security holder,
   the number of shares beneficially owned, and
   the number of shares being registered for resale by each selling security holder.

        We may amend or supplement this prospectus from time to time to update the disclosure set forth in this prospectus. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes securities over which an individual or entity has voting or investment power and includes any securities which the person or entity has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our stockholders and option holders at May 10, 2004.

        Each selling security holder will own less than 1% of our issued and outstanding common stock after the sale of the shares we are registering. Unless otherwise stated, all beneficially owned shares of common stock are issuable upon exercise of options, with sole voting power and sole power to dispose.

Name of Selling Shareholder	Number of Shares Beneficially Owned	Shares to be Offered	Shares to be Owned After Offering

Alex Canavan	8,250	2,250	6,000
Bruce Campbell	11,250	2,250	9,000
Bruce Elbilia	54,000	18,000	36,000
Damian Torres	4,313	4,313	-0-
Daniel Piette	4,500(1)	1,500	3,000
Detrice Felton	2,700	900	1,800
Eduardo Hermosilla	6,750	2,250	4,500
Francois Heilbronn	21,375(2)	2,250	19,125
Gerald McKenna	9,750	2,250	7,500
Jean Cailliau	4,500(3)	1,500	3,000
Jean Levy	6,750	2,250	4,500
Joseph A. Caccamo	18,000	10,000	8,000
Kiet Huynh	6,000	1,500	4,500
Melissa Gerber	4,725	1,575	3,150
Michael Hamerling	6,750	2,250	4,500
Michael Sternberger	5,400	1,800	3,600
Richard Schermer	6,750	2,250	4,500
Rita Gayed	2,700	900	1,800
Robert Bensoussan	9,000(4)	2,250	6,750
Russell Greenberg	103,750	31,750	72,000
Sandra Johnson	2,325	675	1,650
Serge Rosinoer	7,700(5)	3,000	4,700
Stuart Fishel	6,750	2,250	4,500
Wayne Hamerling	103,750	31,750	72,000
William Dachille	6,750	2,250	4,500
Larry Kalb	7,500	4,000	3,500

(1) Consists of shares of common stock underlying options. Beneficial ownership of shares of common stock held by LV Capital USA, Inc. is disclaimed.
(2) Consists of 14,625 shares held directly and options to purchase 6,750 shares.
(3) Consists of shares of common stock underlying options. Beneficial ownership of shares of common stock held by LV Capital USA, Inc. is disclaimed.
(4) Consists of 2,250 shares held directly and options to purchase 6,750 shares.
(5) Consists of 1,700 shares held directly and options to purchase 6,000 shares.

        Russell Greenberg, Francois Heilbronn, Joseph A. Caccamo, Jean Levy, Robert Bensoussan, Daniel Piette, Jean Cailliau and Serge Rosinoer are members of our board of directors.

        Russell Greenberg and Wayne Hamerling are executive officers of the company. Bruce Elbilia is a former executive officer of the company, and is presently a consultant to us.

        All of the shares being registered for Messrs. Heilbronn Levy and Bensoussan are issuable upon the exercise of options granted to these individuals under our 1997 Non-Employee Director Stock Option Plan. All of the shares being registered for Messrs. Piette, Cailliau and Rosinoer are issuable upon the exercise of options granted to these individuals under our 2000 Non-Employee Director Stock Option Plan.

        The shares being registered on behalf of Joseph A. Caccamo, one of our non-employee directors, are issuable upon the exercise of options granted to under our 2000 Non-Employee Director Stock Option Plan, as nominee for the law firm of Becker & Poliakoff, P.A., our counsel. The proceeds from the sale of the shares being registered on behalf of Joseph A. Caccamo are the property of Becker & Poliakoff, P.A.

        The remaining shares being registered are issuable upon the exercise of options granted under our 1999 Stock Option Plan.

STOCK OPTION PLANS

EMPLOYEE STOCK OPTION PLANS

        The selling security holders who are not nonemployee directors were granted stock options under our 1999 Stock Option Plan.

Employee Stock Option Plan Overview

        Under our employee stock option plans, "incentive stock options" may be granted to key employees, including officers and directors who are employees, and nonqualified stock options and/or stock appreciation rights may be granted to key employees, officers, directors and consultants.

        The purpose of our employee stock option plans are to aid us in attracting and retaining key employees, directors and consultants and to secure for us the benefits of the incentive inherent in equity ownership by such persons who are responsible for our continuing growth and success.

Administration

        Our employee stock option plans are administered by the Executive Compensation and Stock Option Committee of our Board of Directors (the "Committee"). None of the Committee members are eligible to participate under the plans.

Grants of Options

        Our committee has the authority under the employee stock option plans to determine the terms of options and/or stock appreciation rights granted under the plans, including, among other things, whether an option shall be an incentive or a nonqualified stock option, the individuals who shall receive them, whether a stock appreciation right shall be granted separately, in tandem with or in addition to options, the number of shares to be subject to each option and/or stock appreciation right, the date or dates each option or stock appreciation right shall become exercisable and the exercise price or base price of each option and stock appreciation right; provided, however, that the exercise price of an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of grant and not less than 110% of the fair market value in the case of an optionee who at the time of grant owns more than 10% of our total combined voting power or of any of our subsidiaries.

Terms and Conditions of Options

        The options and stock appreciation rights granted under our employee stock option plans are subject to, among other things, the following terms and conditions:

        (a) Options and stock appreciation rights may be granted for terms determined by our committee, provided, however, that the term of an incentive stock option may not exceed ten (10) years, and in the case of an optionee who at the time of grant owns more than ten percent (10%) of our combined voting power or of any of our subsidiaries, the term of an incentive option may not exceed five (5) years.

        (b) Options are payable in full upon exercise or, in the discretion of our committee, installments. Payment of the exercise price of an option may be made, in the discretion of our committee, in cash, in shares of common stock or any combination thereof.

        (c) Options and stock appreciation rights may not be transferred other than by will or by the laws of descent and distribution, and may be exercised during the employee's lifetime only by him or her.

        (d) If the employment of the holder of an incentive option is terminated for any reason other than death or a permanent and total disability, then the incentive option may be exercised, to the extent exercisable by the holder at the time of termination of employment, within three (3) months thereafter, but in no event after expiration of the term of the incentive option. However, if employment was terminated either for cause or without our consent, then such option shall terminate immediately. Any and all nonqualified stock options or stock appreciation rights granted shall terminate simultaneously with the termination of association of the holder of such nonqualified option or stock appreciation right with us for any reason other than the death or permanent and total disability of such holder.

        (e) In the case of the death or disability of the holder of an option and/or stock appreciation right while employed (or death within three (3) months after termination of employment), his or her legal representative or beneficiaries may exercise the option, within twelve (12) months after the date of such death or disability, but in no event after the expiration of the term of the option and/or stock appreciation right.

        (f) The holder is required to pay us the amount we determine is necessary to meet our obligation to withhold federal, state and local taxes incurred by reason of the exercise of a nonqualified stock option or the disqualifying disposition of shares acquired upon the exercise of an incentive stock option.

Option Contracts

        Each option and/or stock appreciation right is evidenced by a written contract between us and the employee receiving the grant. Such contract may provide, among other things, that (a) the holder agrees to remain in our employ, at our election, for the later of (i) the period of time determined by our committee at or before the time of grant or (ii) the date to which he is then contractually obligated to remain associated with us, and (c) the optionee will notify us of any disqualifying disposition of shares acquired pursuant to the exercise of an incentive stock option and pay any required withholding or other tax.

Adjustment in Event of Capital Changes

        Appropriate adjustments shall be made in the number and kind of shares available under our employee stock option plans, in the number and kind of shares subject to each outstanding option and stock appreciation right and in the exercise prices and base prices thereof in the event of any change in our common stock by reason of any stock dividend, recapitalization, merger, consolidation, reorganization, split-up, combination or exchange of shares or the like.

Duration and Amendment of the Plans

        No option may be granted pursuant to our employee stock option plans more than 10 years after the date of the plan pursuant to which the option was granted. Our full Board of Directors or the committee may at any time terminate or amend our employee stock option plans; provided, however, that without the approval of our stockholders, no amendment may be made which would (a) increase the maximum number of shares available for the grant of options (except the anti-dilution adjustments described above), (b) otherwise materially increase the benefits accruing to participants under our employee stock option plans or (c) change the eligibility requirements for employees who may receive options.

Federal Income Tax Treatment

        The following is a general summary of the federal income tax consequences under current tax law of incentive stock options, nonqualified stock options and stock appreciation rights. It does not purport to cover all of the special rules, including special rules relating to optionees subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, and the exercise of an option with previously-acquired shares, or the state or local income or other tax consequences inherent in the ownership and exercise of stock options and the ownership and disposition of the underlying shares.

        An optionee will not recognize taxable income for federal income tax purposes upon the grant of an incentive stock option, a nonqualified stock option or a stock appreciation right. In the case of an incentive stock option, no taxable income is recognized upon exercise of the option. If the optionee disposes of the shares acquired pursuant to the exercise of an incentive stock option more than two (2) years after the date of grant and more than one (1) year after the transfer of the shares to him or her, the optionee will recognize long-term capital gain or loss and we will not be entitled to a deduction. However, if the optionee disposes of such shares within the required holding period, a portion of his or her gain will be treated as ordinary income and we will generally be entitled to deduct such amount.

        Upon the exercise of a nonqualified stock option, the optionee recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereof, and we are generally entitled to a deduction for such amount on the date of exercise so long as we properly withhold income taxes thereon. If the optionee later sells shares acquired pursuant to the nonqualified stock option, he or she will recognize long-term or short-term capital gain or loss.

        In the case of a stock appreciation right, the optionee recognizes ordinary income and we may deduct an amount equal to the excess, if any, of the fair market value of the shares of our common stock on the exercise date over the base price thereof.

        In addition to the federal income tax consequences described above, an optionee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the optionee's regular tax. For this purpose, upon the exercise of an incentive stock option, the excess of the fair market value of the shares over the exercise price therefor is a tax preference item. In addition, the optionee's basis in such shares is increased by such amount for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If an optionee is required to pay an alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the incentive stock option preference) is allowed as a credit against the optionee's regular tax liability in subsequent years. To the extent the credit is not used, it is carried forward.

NONEMPLOYEE DIRECTORS PLANS

        The selling security holders who are not our employees serve as our nonemployee directors and were granted stock options under either our 1997 Nonemployee Director Stock Option Plan or our 2000 Nonemployee Director Stock Option Plan. Our 1997 Nonemployee Director Stock Option Plan and our 2000 Nonemployee Stock Option Plan are identical to each other in all material respects and identical to our employee stock option plans in all material respects except as discussed below.

Option Grants and Outstanding Options

        Each individual who becomes a nonemployee director, will on the date of his initial election or appointment to our Board be granted a nonqualified stock option to purchase 2,000 shares of our common stock.

        Each nonemployee director other than Joseph A. Caccamo, will be granted an option to purchase 1,000 shares of our common stock commencing on the next February 1st, and each succeeding February 1st throughout the term of the applicable nonemployee director plan for so long as he is a nonemployee director. In lieu of grants of options to purchase 1,000 shares, Joseph A. Caccamo will be granted options to purchase 4,000 shares hereunder for as long as he is a nonemployee director. No option will be granted on any February 1st grant date to any nonemployee director who first becomes a nonemployee director within six months prior to such February 1st grant date.

Terms and Conditions of Options

        Each option granted under our nonemployee director plans have a term of five (5) years, except that such terms may be for a shorter period in certain instances.

        If a nonemployee director to whom an option has been granted under our nonemployee director plans ceases to serve on the Board, otherwise than by reason of death or disability, then his option may be exercised (to the extent that the nonemployee director was entitled to do so at the time of cessation of service) at any time within three (3) months after such cessation of service, but in no event after the original expiration date.

        If a nonemployee director to whom an option has been granted under the 2000 Plan ceases to serve on our Board by reason of disability, the then remaining unexercised portion of the option may be exercised in whole or in part by the nonemployee director at any time within one (1) year after such disability, but in no event after the original expiration date.

        If a nonemployee director to whom an option has been granted under our nonemployee director plans dies while he is serving on the Board or within three (3) months after ceasing to serve as a member of our Board, then such option may be exercised by the legatee or legatees of such option under the nonemployee director's last will, or by his personal representatives or distributed, at any time within one (1) year after his death, but in no event after the date on which, except for such death, the option would otherwise expire.

Amendment of the Nonemployee Director Plans

        Our full Board of Directors may amend, suspend or terminate our nonemployee director plans or any portion thereof at any time but may not, without the approval of the our stockholders within twelve (12) months before or after the date of adoption of any such amendment or amendments, make any alteration or amendment thereof which (a) makes any change in the class of eligible participants; (b) increases the total number of shares of our common stock for which options may be granted under the nonemployee director plans except in the event of any change in our common stock by reason of any stock dividend, recapitalization, merger, consolidation, reorganization, split-up, combination or exchange of shares or the like; (c) extend the term of the nonemployee director plans or the maximum option period provided under the plans; (d) decreases the option price; or (e) materially increases the benefits accruing to participants under the nonemployee director stock option plans. The nonemployee director plans cannot be amended more than once every six (6) months, except to comply with changes in the Internal Revenue Code, Employee Retirement Income Security Act or the rules thereunder.

PLAN OF DISTRIBUTION

        The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market including the Nasdaq National Market of The Nasdaq Stock Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;
  face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and
  ordinary brokerage transactions and transactions in which the broker solicits purchasers.

        In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act of 1933 might be sold under Rule 144 rather than under this prospectus.

        In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. Certain of the selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

        Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

        We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

        An investor may purchase the common stock offered under this prospectus only if such shares are qualified for sale or are exempt from registration under the applicable securities laws of the state in which such prospective purchaser resides. We have not registered or qualified the shares under any state securities laws and, unless the sale of such shares to a particular investor is exempt from registration or qualification under applicable state securities laws, the sale of such shares to an investor may not be effected until such shares have been registered or qualified with applicable state securities authorities.

Sales of securities by us and the selling security holders or even the potential of these sales may have a negative effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

Common Stock

        As of May 10, 2004, there were 19,170,936 shares of common stock outstanding. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly authorized and issued, fully paid, and non-assessable.

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

Dividends

        Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on 15 April 2002 to shareholders of record on 31 March 2002. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis.

        In March 2004, our board of directors increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis. The first cash dividend of $.03 per share is to be paid on 15 April 2004 to shareholders of record on 31 March 2004.

        Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Preferred Stock

        Our Board of Directors has the authority, without further action by our stockholders, to issue 1,000,000 shares of preferred stock, in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. As of the date of this Prospectus, we do not have any shares of preferred stock outstanding. Our Board of Directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult.

TRANSFER AGENT

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

        The validity of the shares of common stock which are originally offered under the registration statement of which this reoffer prospectus forms a part will be passed on for us by Becker & Poliakoff, P.A., Ft. Lauderdale, Florida. Joseph A. Caccamo, Esq. of Becker & Poliakoff, P.A., is a director of the Company, and is the record owner of options to purchase 18,000 shares of our common stock, Becker & Poliakoff, P.A. beneficially owns such options and the 18,000 shares issuable upon the exercise of such options. Mr. Caccamo disclaims beneficial ownership of all of such options and shares issuable upon the exercise of such options.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of Inter Parfums, Inc., and subsidiaries as of December 31, 2003, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements Inter Parfums Holdings, S.A. and subsidiaries as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Audit, a division of KPMG S.A., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements Inter Parfums, Inc. as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Eisner LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents previously filed with the Securities and Exchange Commission are incorporated herein by reference:

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.
  Our Quarterly Report on Form 10-Q for the period ended March 31, 2004.
  Our Current Report on Form 8-K (Date of Report April 7, 2004) Reporting Items 5 and 7
  All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

        Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a later document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

        We will provide, without charge, a copy of any document incorporated by reference in this prospectus but which is not delivered with this prospectus to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary, Inter Parfums, Inc., 551 Fifth Avenue, New York, New York 10167. Our telephone number is (212) 983-2640.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the Securities Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, you may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market System. Our reports, proxy statements, informational statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the our common stock being offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and its exhibits.

        We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. Information contained in our website, other than reports filed with the SEC, is not a part of this prospectus. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

        The following documents previously filed with the Securities and Exchange Commission are incorporated herein by reference:

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003
  Our Quarterly Report on Form 10-Q for the period ended March 31, 2004.
  Our Current Report on Form 8-K (Date of Report April 7, 2004) Reporting Items 5 and 7
  All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

        The validity of the shares of common stock which are originally offered under the registration statement of which this reoffer prospectus forms a part will be passed on for us by Becker & Poliakoff, P.A., Ft. Lauderdale, Florida. Joseph A. Caccamo, Esq. of Becker & Poliakoff, P.A., is a director of the Company, and is the record owner of options to purchase 18,000 shares of our common stock, Becker & Poliakoff, P.A. beneficially owns such options and the 18,000 shares issuable upon the exercise of such options. Mr. Caccamo disclaims beneficial ownership of all of such options and shares issuable upon the exercise of such options.

Item 6. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

        As permitted by Section 145 of the Delaware General Corporation Law, Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to Registrant or its stockholders;

- for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

- under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; and

- for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, Registrant's bylaws provide that:

- Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

- Registrant may indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its certificate of incorporation, its bylaws or agreements to which it is a party;

- Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

- the rights conferred in the Bylaws are not exclusive.

        Registrant maintains directors' and officers' liability insurance and intends to extend that coverage for public securities matters.

        See also the undertakings set out in response to Item 9.

Item 7. Exemption from Registration Claimed.

        Not applicable.

Item 8. Exhibits.

Number	Description
4.17 (1)	1997 Nonemployee Director Stock Option Plan
4.18 (1)	1999 Stock Option Plan
4.19 (2)	2000 Nonemployee Director Stock Option Plan
4.20	Form of Nonqualified Stock Option Contract (filed herewith)
5.1	Opinion of Becker & Poliakoff, P.A. (filed herewith)
23.1	Consent of Becker & Poliakoff, P.A. (included in Exhibit 5.1)
23.2	Consent of KPMG LLP (filed herewith)
23.3	Consent of Eisner LLP (filed herewith)
23.4	Consent of KPMG S.A. (filed herewith)
24.1	Power of Attorney (included on signature page of this registration statement)

----------

(1) Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 1998.

(2) Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2000.

Item 9. Undertakings.

A.         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.         The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 19th day of May, 2004.

INTER PARFUMS, INC.

By:
/s/ Jean Madar
Jean Madar, Chief Executive Officer

        Each person whose signature appears below hereby appoints Jean Madar and Russell Greenberg, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-8, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jean Madar Jean Madar	Chairman of the Board of Directors and Chief Executive Officer	May 19, 2004
/s/ Russell Greenberg Russell Greenberg	Chief Financial and Accounting Officer and Director	May 19, 2004
/s/ Philippe Benacin Philippe Benacin	Director	May 24, 2004
/s/ Philippe Santi Philippe Santi	Director	May 24, 2004
/s/ Francois Heilbronn Francois Heilbronn	Director	May 24, 2004
/s/ Joseph A. Caccamo Joseph A. Caccamo	Director	May 19, 2004
/s/ Jean Levy Jean Levy	Director	May 24, 2004
/s/ Robert Bensoussan-Torres Robert Bensoussan-Torres	Director	May 20, 2004
/s/ Daniel Piette Daniel Piette	Director	May 24, 2004
/s/ Jean Cailliau Jean Cailliau	Director	May 24, 2004
_________________ Serge Rosinoer	Director	May __, 2004

EXHIBIT INDEX

Number	Description
4.17 (1)	1997 Nonemployee Director Stock Option Plan
4.18 (1)	1999 Stock Option Plan
4.19 (2)	2000 Nonemployee Director Stock Option Plan
4.20	Form of Nonqualified Stock Option Contract (filed herewith)
5.1	Opinion of Becker & Poliakoff, P.A. (filed herewith)
23.1	Consent of Becker & Poliakoff, P.A. (included in Exhibit 5.1)
23.2	Consent of KPMG LLP (filed herewith)
23.3	Consent of Eisner LLP (filed herewith)
23.4	Consent of KPMG S.A. (filed herewith)
24.1	Power of Attorney (included on signature page of this registration statement)

----------

(1) Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 1998.

(2) Incorporated by reference to the exhibit of the same number filed with our Annual Report on Form 10-K for our fiscal year ended December 31, 2000.

Exhibit 4.20 Nonqualified Stock Option Contract

        THIS NONQUALIFIED STOCK OPTION CONTRACT is entered into effective as of the __day of ____, ____, by and between INTER PARFUMS, INC., a Delaware corporation (the "Company") and _______ ("Optionee").

W I T N E S S E T H:

        1. The Company, in accordance with the resolutions adopted by the Stock Option Committee effective as of _____, and the terms and subject to the conditions of the Company's ____ Stock Option Plan (the "_____ Plan"), hereby grants to the Optionee as of the date hereinabove set forth, a nonqualified option to purchase an aggregate of _____ shares (the "Shares") of the common stock, $.001 par value per share, of the Company (the "Common Stock"), at $_____ per share.

        2. The term of this option shall be five (5) years from the date hereof, subject to earlier termination as provided in the _____ Plan. This option may be exercised in whole or in part and from time to time as to the Shares but prior to the end of the term of the option, by giving written notice to the Company at its principal office, presently 551 Fifth Avenue, New York, New York 10176, stating that the Optionee is exercising this nonqualified stock option, specifying the number of shares purchased and accompanied by payment in full of the aggregate purchase price therefor (i) in cash or certified check, or (ii) with previously acquired shares of Common Stock or a combination of the foregoing if permitted in the discretion of the Committee. This option shall not be exercisable at any time in an amount less that 100 Shares (or the remaining Shares then covered and purchasable under this option if fewer that 100 Shares). In no event may this option be exercised with respect to a fractional Share. In addition, upon the exercise of this option, the Company may withhold cash and/or Shares to be issued with respect thereto, having an aggregate fair market value equal to the amount which it determines is necessary to satisfy its obligation to withhold federal, state and local income taxes or other taxes incurred by reason of such exercise. Alternatively, the Company may require the holder to pay to the Company such amount, in cash, promptly upon demand. The Company shall not be required to issue any Shares pursuant to this option until all required payments have been made.

        3. Nothing in the _____ Plan or herein shall confer upon the Optionee any right to continue in the employ of, or be associated with, the Company, its Parent or any of its Subsidiaries, or interfere in any way with the right to employment or association of the Optionee with the Company, its Parent or any of its Subsidiaries.

        4. The Optionee represents and agrees that in the event of any exercise of this option, unless the Shares received upon such exercise shall have been registered under an effective registration statement under the Securities Act of 1933, as amended (the "Act"), or there is an exemption from registration, the Shares will be acquired for investment and not with a view towards distribution thereof, and agrees that the Shares shall not be sold except in compliance with the applicable provisions of the Act.

        5. Notwithstanding anything to the contrary, if at any time the Board of Directors or the Committee shall determine it its discretion that the listing or qualification of the Shares on any securities exchange, with national securities association or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of an option, or the issue of Shares thereunder, this option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors or the Committee.

        6. The Company and the Optionee further agree that they will both be subject to and bound by all of the terms and conditions of the _____ Plan, which is incorporated by reference herein and made a part hereof as if fully set forth herein. In the event the Optionee's employment by, or association with, the Company, its Parent or any of its Subsidiaries terminates, or in the event of the death or disability of the Optionee, the rights hereunder shall be governed by, and made subject to, the provisions of the _____ Plan. In the event of a conflict between the terms of this Contract and the terms of the _____ Plan, then in such event, the terms of _____ Plan shall govern. Except as otherwise provided herein, all capitalized terms used herein shall have the same meaning ascribed to them in the _____ Plan.

        7. This option is not transferable otherwise than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee or his legal representatives.

        8. The Optionee agrees that the Company may amend the _____ Plan and the options granted to the Optionee under the _____ Plan, subject to the limitations contained in the _____ Plan.

        9. This Contract shall be binding upon and inure to the benefit of any successor or assign of the Company and to any executor, administrator or legal representative entitled by law to the Optionee's right hereunder.

        10. This Contract shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have entered into this Contract effective as of the date first above written.

INTER PARFUMS, INC.

By:
__________________________

Exhibit 5.1

Re: Registration Statement on Form S-8

Gentlemen:

        This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission with respect to the registration for public sale of up to 137,913 shares of common stock of Inter Parfums, Inc ("Common Stock") issuable upon the exercise of stock options granted under the Company's employee stock option plans and non-employee director stock option plans.

        In connection therewith, we have examined and relied upon original, certified, conformed, photostat or other copies of (a) the Certificate of Incorporation, as amended, and Bylaws of the Company; (b) resolutions of the Board of Directors and shareholders of the Company authorizing the adoption of such stock option plans; (c) the Registration Statement and the exhibits thereto; and (d) such other matters of law as we have deemed necessary for the expression of the opinion herein contained. In all such examinations, we have assumed the genuineness of all signatures on original documents, and the conformity to originals of certified documents of all copies submitted to us as conformed, photostat or other copies. In passing upon certain corporate records and documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and we express no opinion thereon. As to the various questions of fact material to this opinion, we have relied, to the extent we deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company and upon documents, records and instruments furnished to us by the Company, without independently checking or verifying the accuracy of such documents, records and instruments.

        Based upon and in reliance of the foregoing, we are of the opinion that the shares of Common Stock, when issued in accordance with the Company's stock option plans referred to above and certain stock option agreements pursuant thereto, will be validly issued, fully paid and non-assessable.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Becker & Poliakoff, P.A
Becker & Poliakoff, P.A.

EXHIBIT 23.2

The Board of Directors
Inter Parfums, Inc.:

        We consent to the incorporation by reference in this Inter Parfums, Inc. registration statement on Form S-8 of our report dated March 26, 2004 relating to the consolidated balance sheets of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for the year then ended and the related financial statement schedule, which report appears in the December 31, 2003 Annual Report on Form 10-K of Inter Parfums, Inc., and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP

New York, New York
May 24, 2004

EXHIBIT 23.3

INDEPENDENT AUDITORS' CONSENT

        We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Inter Parfums, Inc. of our report dated March 5, 2003 (March 21, 2003 with respect to accounts for foreign subsidiaries), on our audit of the financial statements of Inter Parfums, Inc. and subsidiaries as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002, which is included in the Annual Report on Form 10-K for the year ended December 31, 2003. We also consent to the reference to us under the heading "Experts" in this Registration Statement.

Eisner LLP

New York, New York
May 24, 2004

Exhibit 23.4

Independent Auditors' Consent

The Board of Directors
Inter Parfums, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Inter Parfums, Inc. of our report dated March 21, 2003, with respect to the consolidated balance sheet of Inter Parfums Holdings S.A. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period, ended December 31, 2002, which report appears in the December 31, 2003 annual report on Form 10-K of Inter Parfums, Inc.

 Paris La Defense, May 25, 2004

 KPMG Audit
A division of KPMG S.A.

 Alain Bouchet
Partner